Exhibit (d)(2)

Schedule A

Fund Name	Effective Date	Management Fee (as a % of average daily net assets)
Macquarie Global Listed Instructure ETF	November 1, 2023	0.49%
Macquarie Energy Transition ETF	November 1, 2023	0.79%
Macquarie Tax-Free USA Short Term ETF	November 1, 2023	0.29%
Macquarie Focused Large Growth ETF	May 8, 2024	0.44%
Macquarie Focused Emerging Markets Equity ETF	July 12, 2024	0.85%